SUB-ADVISORY AGREEMENT

FRANKLIN TEMPLETON INTERNATIONAL TRUST

on behalf of

FRANKLIN TEMPLETON GLOBAL ALLOCATION FUND

THIS SUB-ADVISORY AGREEMENT made as of August 1, 2011 by and between FRANKLIN ADVISERS, INC. (“FAV”), a corporation organized and existing under the laws of the State of California, and TEMPLETON INVESTMENT COUNSEL, LLC (“TIC, LLC”), a Delaware limited liability company.

WHEREAS, FAV and TIC, LLC are each registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and engaged in the business of supplying investment management services as an independent contractor;

WHEREAS, FAV pursuant to an investment management agreement (“Investment Management Agreement”), has been retained to render investment advisory services to Franklin Templeton Global Allocation Fund (hereinafter referred to as the “Fund”), a series of Franklin Templeton International Trust, an investment management company registered with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, Brent Smith, a member of the Fund’s portfolio management team, is currently employed by TIC, LLC, and FAV wishes to enter into this Agreement with TIC, LLC to enable Mr. Smith to perform his responsibilities as a member of the Fund’s portfolio management team in connection with the implementation of the Fund’s tactical allocation strategy and with the general oversight of the investment and reinvestment of the Fund’s assets.

NOW, THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties hereto, intending to be legally bound hereby, mutually agree as follows:

1.         FAV hereby retains TIC, LLC and TIC, LLC hereby accepts such engagement, to furnish certain investment advisory services with respect to the assets of the Fund, as more fully set forth herein.

                                    (a)        Subject to the overall policies, direction and review of the Trust’s Board of Trustees (the “Board”) and to the instructions and supervision of FAV, TIC, LLC agrees to (i) provide certain investment advisory services with respect to securities and investments and cash equivalents in the Fund allocated to the tactical allocation strategy of the Fund (the “Tactical Portion”) and (ii) assist in the provision of supervisory investment management services of FAV in connection with allocating and reallocating the Fund’s assets among one or more subadvisers.  FAV will continue to provide all research services in respect of the Fund and have full responsibility for all investment advisory services provided to the Fund.  FAV acknowledges that the only services that TIC, LLC will provide under this Agreement are the portfolio management services of Brent Smith while he remains employed by TIC, LLC.

                                    (b)        Both TIC, LLC and FAV may place purchase and sale orders on behalf of the Fund.

                                    (c)        TIC, LLC shall provide the Board at least quarterly, in advance of the regular meetings of the Board, a report of its activities hereunder on behalf of the Fund and its proposed strategy for the next quarter, all in such form and detail as requested by the Board.  Brent Smith shall also be available to attend such meetings of the Board as the Board may reasonably request.

                                    (d)        In performing its services under this Agreement, TIC, LLC shall adhere to the Fund’s investment goals, policies and restrictions as contained in the Fund’s Prospectus and Statement of Additional Information, as the same maybe amended from time to time, and in the Trust’s Amended and Restated Agreement and Declaration of Trust and Bylaws, and to the investment guidelines most recently established by FAV and shall comply with the provisions of the 1940 Act and the rules and regulations of the SEC thereunder in all material respects and with the provisions of the United States Internal Revenue Code of 1986, as amended, which are applicable to regulated investment companies.

                                    (e)        Unless otherwise instructed by FAV or the Board, and subject to the provisions of this Agreement and to any guidelines or limitations specified from time to time by FAV or by the Board, TIC, LLC shall report daily all transactions effected by TIC, LLC on behalf of the Fund to FAV and to other entities as reasonably directed by FAV or the Board.

                                    (f)         In carrying out its duties hereunder, TIC, LLC shall comply with all reasonable instructions of the Fund or FAV in connection therewith.

2.         (a)        TIC, LLC may, in the name of the Fund, place or direct the placement of orders for the execution of portfolio transactions with respect to the Tactical Portion in accordance with the Fund’s policies with respect thereto and as set forth in the Fund's Registration Statement, as amended from time to time, and under the Securities Act of 1933, as amended (the “1933 Act”), Securities Exchange Act of 1934, as amended (the “1934 Act”), and the 1940 Act. In connection with the placement of orders for the execution of the Fund's portfolio transactions, TIC, LLC shall create and maintain all necessary brokerage records of the Fund in accordance with all applicable laws, rules and regulations, including but not limited to, records required by Section 31(a) of the 1940 Act. All records shall be the property of the Fund and shall be available for inspection and use by the SEC, the Fund or any person retained by the Fund. Where applicable, such records shall be maintained by TIC, LLC for the period and in the place required by Rule 31a-2 under the 1940 Act.

                                    (b)        In placing orders or directing the placement of orders for the execution of portfolio transactions, TIC, LLC may select brokers and dealers for the execution of the Fund's transactions with respect to the Tactical Portion. In selecting brokers or dealers to execute such orders and subject to any policies and procedures adopted by the Trust’s Board of Trustees, TIC, LLC is expressly authorized to consider the fact that a broker or dealer has furnished statistical, research or other information or services which may enhance TIC, LLC’s investment research and portfolio management capability generally. It is further understood in accordance with Section 28(e) of the Securities Exchange Act of 1934, as amended, that TIC, LLC may negotiate with and assign to a broker a commission which may exceed the commission which another broker would have charged for effecting the transaction if TIC, LLC determines in good faith that the amount of commission charged was reasonable in relation to the value of brokerage and/or research services (as defined in Section 28(e)) provided by such broker, viewed in terms either of the Fund or TIC, LLC’s overall responsibilities to TIC, LLC’s discretionary accounts.

3.         (a)        FAV shall pay to TIC, LLC a fee equal to 6% of the management fee payable by the Fund to FAV if the Fund’s net assets are below $1 billion or 11% of the management fee payable by the Fund to FAV if the Fund’s net assets are at or above $1 billion, which fee shall be payable in U.S. dollars on the first business day of each month as compensation for the services to be rendered and obligations assumed by TIC, LLC during the preceding month.  The advisory fee under this Agreement shall be payable on the first business day of the first month following the effective day of this Agreement and shall be reduced by the amount of any advance payments made by FAV relating to the previous month.

                                    (b)        FAV and TIC, LLC shall share equally in any voluntary reduction or waiver by FAV of the management fee due under the Investment Management Agreement between FAV and the Fund.

                                    (c)        If this Agreement is terminated prior to the end of any month, the monthly fee shall be prorated for the portion of any month in which this Agreement is in effect which is not a complete month according to the proportion which the number of calendar days in the month during which the Agreement is in effect bears to the total number of calendar days in the month, and shall be payable within 10 days after the date of termination.

                                    (d)        The Fund intends to invest in GAF Holdings Corporation, a Cayman Islands exempted company (the “Subsidiary”) in respect of which TIC, LLC (i) provides subadvisory services and (ii) receives a subadvisory fee (the “Subsidiary Subadvisory Fee”) from FAV pursuant to a subadvisory agreement by and between FAV and TIC, LLC dated August 1, 2011 (as amended, restated or otherwise modified from time to time, the “Subsidiary Agreement”). In consideration of the Subsidiary Subadvisory Fee paid by FAV to TIC, LLC, and for as long as the Subsidiary Agreement remains in effect, TIC, LLC agrees to waive irrevocably all or any portion of the Fund Subadvisory Fee that would otherwise be paid by FAV to TIC, LLC in any period in an amount equal to the amount of the Subsidiary Subadvisory Fee, if any, actually paid by FAV to TIC, LLC under the Subsidiary Agreement during such period.

4.         It is understood that the services provided by TIC, LLC are not to be deemed exclusive.  FAV acknowledges that TIC, LLC may have investment responsibilities, render investment advice to, or perform other investment advisory services for other investment companies and clients, which may invest in the same type of securities as the Fund (collectively, “Clients”).  FAV agrees that TIC, LLC may give advice or exercise investment responsibility and take such other action with respect to such Clients which may differ from advice given or the timing or nature of action taken with respect to the Fund.

5.         TIC, LLC agrees to use its best efforts in performing the services to be provided by it pursuant to this Agreement.

6.         During the term of this Agreement, TIC, LLC will pay all expenses incurred by it in connection with the services to be provided by it under this Agreement other than the cost of securities (including brokerage commissions, if any) purchased for the Fund.  The Fund and FAV will be responsible for all of their respective expenses and liabilities.

7.         TIC, LLC shall, unless otherwise expressly provided and authorized, have no authority to act for or represent FAV or the Fund in any way, or in any way be deemed an agent for FAV or the Fund.

8.         TIC, LLC will treat confidentially and as proprietary information of the Fund all records and other information relative to the Fund and prior, present or potential shareholders, and will not use such records and information for any purpose other than performance of its responsibilities and duties hereunder, except after prior notification to and approval in writing by the Fund, which approval shall not be unreasonably withheld and may not be withheld where TIC, LLC may be exposed to civil or criminal contempt proceedings for failure to comply when requested to divulge such information by duly constituted authorities, or when so requested by the Fund.

9.         This Agreement shall be effective as of the date first written above, and shall continue in effect for two years.  It is renewable annually thereafter so long as such continuance shall be specifically approved annually by the vote of a majority of the Fund’s Board who are not parties to this Agreement or “interested persons” (as defined in the 1940 Act) of any such party, cast in person at a meeting called for the purpose of voting on such approval, and either the vote of (a) a majority of the outstanding voting securities of the Fund, as defined in the 1940 Act, or (b) a majority of the Fund’s Board.

10.       (a)        This Agreement may be terminated at any time, without the payment of any penalty, by the Board upon sixty (60) days’ written notice to FAV and TIC, LLC, and by FAV or TIC, LLC upon sixty (60) days’ written notice to the other party.

                                    (b)        This Agreement shall terminate automatically in the event of any assignment thereof, as defined in the 1940 Act, and any termination of the Investment Management Agreement between FAV and the Fund.  This agreement shall also terminate automatically in the even Mr. Brent Smith ceases to be employed by TIC, LLC for whatever reason or to serve as a portfolio manager for the Fund.

11.       (a)        In the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of its obligations or duties hereunder on the part of TIC, LLC, neither TIC, LLC nor any of its directors, officers or employees shall be subject to liability to FAV or the Fund or to any shareholder of the Fund for any error of judgment or mistake of law or any other act or omission in the course of, or connected with, rendering services hereunder or for any losses that may be sustained in the purchase, holding or sale of any security by the Fund.

                                    (b)        Notwithstanding paragraph 10(a), to the extent that FAV is found by a court of competent jurisdiction, or the SEC or any other regulatory agency, to be liable to the Fund or any shareholder (a “liability”) for any acts undertaken by TIC, LLC pursuant to authority delegated as described in Paragraph 1(a), TIC, LLC shall indemnify FAV and each of its affiliates, officers, directors and employees (each a “Franklin Indemnified Party”) harmless from, against, for and in respect of all losses, damages, costs and expenses incurred by a Franklin Indemnified Party with respect to such liability, together with all legal and other expenses reasonably incurred by any such Franklin Indemnified Party, in connection with such liability.

                                    (c)        No provision of this Agreement shall be construed to protect any director or officer of FAV or TIC, LLC from liability in violation of Sections 17(h) or (i) of the 1940 Act.

12.       In compliance with the requirements of Rule 31a-3 under the 1940 Act, TIC, LLC hereby agrees that all records which it maintains for the Fund are the property of the Fund and further agrees to surrender promptly to the Fund, or to any third party at the Fund’s direction, any of such records upon the Fund’s request.  TIC, LLC further agrees to preserve for periods prescribed by Rule 31a-2 under the 1940 Act the records required to be maintained by Rule 31a-1 under the 1940 Act.

13.       If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, in whole or in part, the other provisions hereof shall remain in full force and effect.

14.       This Agreement shall be interpreted in accordance with and governed by the laws of the State of California.

15.       TIC, LLC acknowledges that it has received notice of and accepts the limitations of the Fund’s liability as set forth in the Trust’s Amended and Restated Agreement and Declaration of Trust.  TIC, LLC agrees that the Fund’s obligations hereunder shall be limited to the assets of the Fund, and that TIC, LLC shall not seek satisfaction of any such obligation from any shareholders of the Fund nor from any trustee, officer, employee or agent of the Trust.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers.

FRANKLIN ADVISERS, INC.

By:       /s/ Edward B. Jamieson _____

            Edward B. Jamieson

Title:     President & Chief Investment Officer

TEMPLETON INVESTMENT COUNSEL, LLC

By:       /s/ Gregory E. McGowan____

            Gregory E. McGowan

Title:     Executive Vice President